EXHIBIT 12.1

Nektar Therapeutics

Statement RE: Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	Year Ended December 31,					Nine Months Ended September 30, 2005
	2004	2003	2002	2001	2000
RATIO OF EARNINGS TO FIXED CHARGES
Loss before income taxes and cumulative effect of accounting change	$(101,886)	$(65,721)	$(107,468)	$(250,008)	$(97,403)	$(76,872)
Add: Fixed charges	27,126	19,670	18,293	16,297	13,726	9,832
Less: Capitalized interest	—	—	—	(1,230)	—	—

Earnings	$(74,760)	$(46,051)	$(89,175)	$(234,941)	$(83,677)	$(67,040)

Interest expense	$24,800	$17,897	$16,613	$13,431	$12,138	$8,169
Amortization of debt issuance costs	947	1,430	1,268	1,366	1,254	739
Capitalized interest	—	—	—	1,230	—	—
Estimated interest portion of rental expense	1,379	343	412	270	334	924

Fixed charges	$27,126	$19,670	$18,293	$16,297	$13,726	$9,832

Excess (deficiency) of earnings available to cover fixed charges	$(101,886)	$(65,721)	$(107,468)	$(251,238)	$(97,403)	$(76,872)

Preference dividends	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A